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File No. 70-10173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 1 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON—Platz 1
40479 Dusseldorf
Germany

LG&E Energy Corp.
220 West Main Street
Louisville, Kentucky 40202

(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG

(Name of top registered holding company parent of each applicant or declarant)

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

        This Amendment No. 1 to the Application-Declaration on Form U-1 amends the Application-Declaration on Form U-1 in File No. 70-10173 originally filed on October 8, 2003, as noted below.

        The fifth paragraph under the heading "A. Introduction and General Request" in Item 1 of the Application is hereby amended in its entirety to read as follows:

    "In the application filed on Form U-1 in File No. 70-9961, Applicants committed to take appropriate steps to divest these companies within three years after the date of the Powergen Order, or by December 6, 2003. In the Acquisition Order, the Commission reserved jurisdiction over the retention of the CRC-Evans Companies."

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.

E.ON AG

By:	/s/ Ulrich Hueppe
Name:	Ulrich Hueppe
Title:	General Counsel and Executive Vice President

Date:	November 5, 2003

By:	/s/ Guntram Wuerzberg
Name:	Guntram Wuerzberg
Title:	Vice President General Legal Affairs

Date:	November 5, 2003

LG&E ENERGY CORP.

By:	/s/ John R. McCall
Name:	John R. McCall
Title:	Executive Vice President—General Counsel and Corporate Secretary

Date:	November 5, 2003

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SIGNATURES